07043845

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED FEB 07 2007 WASH. D.C. 190 SECTION

Form CB /A

5-82458

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Tokyo Kohtetsu Kabushiki Kaisha
(Names of Subject Company)

Tokyo Kohtetsu Co., Ltd.
(Translation of Subject Companies' Names into English (if applicable))

Japan
(Jurisdiction of Subject Companies' Incorporation or Organization)

Osaka Steel Co., Ltd.
(Names of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

PROCESSED
FEB 13 2007
THOMSON
FINANCIAL

Osaka Steel Co., Ltd.
Attn: Masao Akamatsu
9-3, Minami-okajima, 1-chome
Taisho-ku, Osaka City 551-0021
Japan
(phone number: 81-6-6552-1481)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

Total pages: 6

Exhibit Index is on page 2

TOKYO:33881.1

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description
1	English translation of a notice, dated February 2, 2007, of Tokyo Kohtetsu Co., Ltd. ("Tokyo Kohtetsu") regarding the making of Tokyo Kohtetsu into a wholly-owned subsidiary of Osaka Steel Co., Ltd.[1]
2	English translation of a postcard notice, dated February 7, 2007, of Tokyo Kohtetsu Co., Ltd. regarding the making of Tokyo Kohtetsu into a wholly-owned subsidiary of Osaka Steel Co., Ltd.

(b) Not applicable.

Item 2. *Informational Legends*

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the notice included as Exhibit 1 and in the English translation of the postcard notice included as Exhibit 2.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Osaka Steel Co., Ltd. has filed with the Commission a written irrevocable consent and power of attorney on Form F-X on February 2, 2006.

[1] Previously furnished to the Commission as part of Form CB on February 2, 2007.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Osaka Steel Co., Ltd.

By: Shiro Mochizuki
Name: Shiro Mochizuki
Title: Representative Director and President

Date: February 7, 2007

TOKYO:33881.1

EXHIBIT 2

English Translation

February 2007

To Shareholders

Tokyo Kohtetsu Co., Ltd.
Shunsuke Hirashima
Representative Director and President

First, we would like to express our sincere gratitude to our shareholders for your ongoing support.

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

We have noticed that some shareholders have been soliciting proxy votes for the Extraordinary Meeting of Shareholders of Tokyo Kohtetsu Co., Ltd. (the "Company") which is scheduled to be held on February 22, 2007.

Their claim is based on their belief that the share exchange ratio is not appropriate. However, the Company is convinced that the share exchange ratio is appropriate as you can see in the notice sent to you, and that approval of our proposals, including approval for the share exchange agreement, will contribute to future benefits for shareholders of the Company.

If the proposals are rejected, the Company will not be able to conduct the share exchange, thereby losing a valuable opportunity to establish a solid management foundation that is able to respond to increased domestic and international competition.

If you are unable to attend the meeting in person, we would appreciate it if you could please return your voting right exercise form to the Company as indicated in the notice dated February 2, 2007. Thank you.

END